SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-3385
H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT
AND SAVINGS PLAN
(Title of Plan)
H. J. HEINZ COMPANY
(Name of Issuer of securities held pursuant to the Plan)
1 PPG Place, Suite 3100 PITTSBURGH, PA 15222
(Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS
The following Plan financial statements, schedule and reports are attached hereto:

1.	Reports of Independent Registered Public Accounting Firms	4

2.	Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	6

3.	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	7

4.	Notes to Financial Statements	8

5.	Supplemental Schedule:	15

Form 5500, Schedule H, Line 4i -- Schedule of Assets (Held At End of Year) as of December 31, 2010

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable
Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.
23.1.	Consent of Independent Registered Public Accounting Firm

23.2.	Consent of Independent Registered Public Accounting Firm

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

H. J. HEINZ COMPANY EMPLOYEES RETIREMENT AND SAVINGS PLAN (Name of Plan) EMPLOYEE BENEFITS ADMINISTRATION BOARD
By:	/s/ Randolph W. Keuch
Randolph W. Keuch
Vice President, Total Rewards
June 22, 2011

Report of Independent Registered Public Accounting Firm
To the Participants of the H. J. Heinz Company
Employees Retirement and Savings Plan
and the Employee Benefits Administration Board:
We have audited the accompanying statement of net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the Plan) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the H. J. Heinz Company Employees Retirement and Savings Plan as of and for the year ended December 31, 2009, were audited by other auditors whose report dated June 16, 2010, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Alpern Rosenthal
Pittsburgh, Pennsylvania
June 22, 2011

Report of Independent Registered Public Accounting Firm
To the Participants of the H. J. Heinz Company
Employees Retirement and Savings Plan
and the Employee Benefits Administration Board:
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the “Plan”) at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 16, 2010

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets:
Investment in Master Trust, at fair value	$524,509,844	$456,361,763
Cash equivalents	969,956	813,522
Notes receivable from participants	3,580,403	3,617,307
Dividends receivable	936,192	843,310
Interest receivable on cash equivalents	83	88
Contributions receivable:
Participant	--	420,079
Employer	--	595,314

Total contributions receivable	--	1,015,393

Total Assets	529,996,478	462,651,383

Liabilities:
Accrued administrative expenses	136,179	86,401

Total Liabilities	136,179	86,401

Net assets available for benefits at fair value	529,860,299	462,564,982
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(287,196)	610,860

Net assets available for benefits	$529,573,103	$463,175,842

The accompanying notes are an integral part of the financial statements.

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2010

Additions:
Net change in investment in Master Trust	$61,780,100
Employer contributions	21,120,898
Participant contributions	17,877,702

Total additions	100,778,700

Deductions:
Withdrawals and distributions	33,380,834
Administrative expenses	537,084
Transfer to successor plan	463,521

Total deductions	34,381,439

Net increase in net assets available for benefits for the year	66,397,261
Net assets available for benefits at the beginning of the year	463,175,842

Net assets available for benefits at the end of the year	$529,573,103

The accompanying notes are an integral part of the financial statements.

H. J. HEINZ COMPANY
EMPLOYEES RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
(1)	PLAN DESCRIPTION:

The following description of the H. J. Heinz Company (“Company”) Employees Retirement and Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of its affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board (“Committee”). The Committee consists of members appointed by the Board of Directors of the Company (“The Board”) upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

The Bank of New York Mellon is trustee (“Trustee”) of the Plan.

Eligibility

Regular full time employees are eligible to participate in the Plan beginning with their employment commencement date. Part-time or temporary employees are eligible to participate on the first day of the month following a probationary period in which 1,000 or more hours of service are performed.

Investment Risks

The Plan provides for various investment options as described in Note 6. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Contributions

Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant’s tax-deferred and after-tax contributions may not exceed 20% of their compensation. Each participant may make contributions into one or more of the investment funds as described in Note 6, in whole percentages, of not less than 1% of their compensation. In addition, a participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account. Rollovers were $1,144,134 for the year ended December 31, 2010 and are included in participant contributions on the statement of changes in net assets available for benefits.

Tax-deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the “Code”) rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $16,500 ($22,000 if over age 50) in 2010 and 2009. The Committee gives participants affected by these limitations timely notification.

The Company matching contribution is $0.55 for each dollar of tax-deferred employee contribution up to 5% of the employee’s eligible earnings (“Matching Contribution”). The Company’s Matching Contribution may be made in cash or shares of the Company’s common stock, at the Company’s discretion. During 2010, the Company contributed cash which the Trustee used to purchase Company stock. The Matching Contributions can be immediately reallocated into one of the other investment options by participants.

Additionally, the Company makes monthly, age-related contributions to the Company Contribution Account (“CCA”) of eligible employees. Employees direct the investment of such contributions into one or more of the investment funds as described in Note 6. For employees whose Plan membership date is on or after May 1, 2004 and credited with at least one year of service, these contributions range from 3% of eligible earnings for participants less than age 30 to 9% for those over age 60. For employees whose Plan membership date is prior to May 1, 2004, the age-related contributions range from 1.5% for participants less than age 30 to 13% for participants over age 60. For the year ended December 31, 2010, the Company made age-related contributions totaling approximately $16.2 million.

Investment Options

Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment options selected by the Committee. The current offering includes eight Vanguard mutual funds, two Fidelity mutual funds, one Fidelity stable value common collective trust (CCT) and four other mutual funds in addition to the H. J. Heinz Company Stock unitized investment (Company Stock Investment).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and age-related contributions, and Plan earnings. The Company’s matching and age-related contributions are based on participants’ eligible earnings while each participant’s investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

The value of a participant’s employee savings account, which includes tax-deferred, after-tax, and rollover contributions, is fully vested at all times.

In general, participants’ matching accounts vest after three years of service. However, regardless of a participant’s years of service, the CCA and matching account vest upon retirement, attainment of age 65, total and permanent disability, death, discharge without cause or for any reason after the beginning of the year in which a participant turns 55.

Withdrawals and Distributions

A participant or the beneficiary of a deceased participant may elect to withdraw up to 100% of the participant’s after-tax or rollover account.

A participant’s vested Company matching balance is available for withdrawal if the participant has at least 3 years of continuous membership in the Plan, but the Company match is suspended for six months unless the withdrawal satisfies the hardship rules or the participant is at least 59 1/2 years old.

A participant may not withdraw any amount from their tax-deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

A participant may not withdraw any amount from their CCA during active employment unless they are required to take a minimum distribution because they become 70 1/2.

If a participant qualifies for a hardship withdrawal, they can withdraw from their tax-deferred account (including catch-up contribution). The funds available under the non-hardship distributions must be withdrawn first before the tax-deferred funds can be withdrawn. Under present Internal Revenue Service (“IRS”) rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing or death of a family member. After receiving a hardship withdrawal, a participant is suspended from contributing to the Plan for six months.

A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. If retirement-eligible upon termination, a participant may transfer their account balance to the Employees’ Retirement System to purchase an annuity.

Notes Receivable from Participants

Participants may request a loan from their accounts. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. The Plan also administers participant loans of plans that were merged into the Plan. The interest rates for all outstanding loans for the years ended December 31, 2010 and 2009 ranged from 4.25% to 9.25%. Interest received from participant loans for the plan year ended December 31, 2010 was $209,751 and is included in the Net change in investment in Master Trust on the statement of changes in net assets available for benefits.

Outstanding loans, which are secured by the participants’ interest in the Plan, are repaid through payroll deductions, subject to rules permitting prepayment. Repayments of the loan principal are allocated first to the participant’s after-tax account, and then to the participant’s tax-deferred account. Payments of loan interest are allocated to the participant’s after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant’s investment elections in effect at the time such interest or principal repayment is received by the Trustee.

In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

Cash Equivalents

Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

Plan Termination

The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

Administrative Expenses

The Trustee pays expenses of the Plan including recordkeeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points of the net asset value during the plan year. The Company pays any Plan expenses in excess of the basis points accrual. For the year ended December 31, 2010, Plan expenses were $537,084. Expenses are allocated to each investment fund based on the fund’s proportion of the total asset value of the Plan.

The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. For the year ended December 31, 2010, these charges were $34,373 and are included in Administrative expenses on the statement of changes in net assets available for benefits.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Other

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net change in investment in Master Trust on the statement of changes in net assets available for benefits. Also included in the Net change in investment in Master Trust are dividends and interest earned for the year and the net of new participant loans issued and loan repayments, including interest.

Investment Valuation and Income Recognition

The Plan holds an interest in the assets of the H. J. Heinz Defined Contribution Master Trust. The Plan’s investments are stated at fair value and consist of various registered investment companies, a stable value common collective trust fund (Fidelity Managed Income Portfolio (MIP)) and H. J. Heinz Company stock. Valuation methodologies for each type of investment are discussed within Note 7 - Fair Value Measurements. As discussed in the following paragraph, the Plan’s investment in the MIP is presented at fair value with an adjustment to contract value.

An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts are included at fair value in the investment of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The MIP is a fully benefit-responsive investment contract.

Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

(3)	RELATED PARTY TRANSACTIONS:

The Plan holds investments in publicly traded common stock of H. J. Heinz Company, the Plan Sponsor. The Plan purchased 285,588 shares of Company stock at a cost of $12,936,561 and sold 197,698 shares of Company stock for $9,146,172 during Plan year 2010. The Plan received $3,640,063 in dividends during 2010.

Additionally, the Plan holds EB Temporary Investment Fund (TIF) that is sponsored by the Trustee. The Plan’s cash accounts, which are maintained for liquidity, held $3,367,836 of TIF as of December 31, 2010. Therefore, these transactions qualify as party-in-interest transactions.

(4)	FEDERAL INCOME TAXES:

The IRS has made a determination that the Plan is a qualified plan under Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

The IRS has determined and informed the Company by letter dated May 19, 2011 that the Plan, as amended and restated effective January 1, 2007, is designed in accordance with applicable sections of the Code. The Plan was amended and restated effective January 1, 2010. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a “qualified” plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Under present federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(5)	FORFEITURES:

Company contributions which have been credited to participants’ accounts and which have not vested are forfeited upon voluntary termination of employment or discharge for cause. These forfeitures are used to reduce Company contributions. As of December 31, 2010 and 2009, forfeited non-vested accounts totaling $283,433 and $123,787, respectively, were included in the Plan. For the year ended December 31, 2010, the use of forfeited non-vested accounts reduced Company contributions by $309,834.

(6)	MASTER TRUST:

The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole. The following tables present the Master Trust information for the Plan.

				Retirement &
				Savings Plan
	Fair Value of			% Interest
	Investment in	Dividends and	Net Change in	in the
December 31, 2010	Master Trust	Interest Income	the Fair Value	Master Trust
COMPANY STOCK INVESTMENT FUND
Retirement and Savings Plan Company Stock	$105,260,688	$3,550,769	$13,447,754	100.00%
SAVER Plan Company Stock	18,833,905	623,502	2,430,923	--
MUTUAL FUNDS
Retirement Govt. Money Market	56,786,624	6,990	6,990	80.46%
Intermediate Bond Fund	25,247,442	792,105	1,667,562	93.31%
Fixed Income Long-Term Securities Fund	21,935,043	1,212,682	2,080,160	92.07%
Wellington Fund	77,378,136	2,109,105	7,711,084	76.55%
Windsor II Fund	40,000,348	785,451	3,895,047	94.31%
Institutional Index Fund	45,088,256	834,296	5,925,811	92.23%
Explorer Fund	18,299,418	50,764	3,906,506	93.55%
International Growth Fund	26,413,881	439,919	3,585,121	94.50%
Lord Abbett Small Cap Value Fund	18,874,640	48,365	3,862,020	93.77%
Small Cap Index Fund	6,895,962	81,184	1,425,013	91.53%
Harbor International Fund	16,653,724	237,384	1,757,203	93.51%
Institutional Developed Markets Index Fund	6,331,051	185,289	507,868	94.03%
Oppenheimer Developing Markets	37,308,997	49,782	7,749,587	89.44%
Growth Fund of America	37,016,564	401,965	4,245,144	94.44%
COMMON COLLECTIVE TRUST
Managed Income Portfolio	37,819,422	475,711	475,711	93.39%
Adjustment from fair value to contract value	(307,508)	--	--	93.39%

Total Master Trust	$595,836,593	$11,885,263	$64,679,504	87.98%

				Retirement &
				Savings Plan
	Fair Value of			% Interest
	Investment in	Dividends and	Net Change in	in the
December 31, 2009	Master Trust	Interest Income	the Fair Value	Master Trust
COMPANY STOCK INVESTMENT FUND
Retirement and Savings Plan Company Stock	$87,368,909	$3,194,149	$10,485,517	100.00%
SAVER Plan Company Stock	15,131,807	569,140	1,753,826	--
MUTUAL FUNDS
Retirement Govt. Money Market	63,298,583	202,061	211,039	79.97%
Intermediate Bond Fund	20,351,092	806,410	2,698,064	93.07%
Fixed Income Long-Term Securities Fund	18,540,065	968,207	1,285,551	92.06%
Wellington Fund	65,941,862	2,022,160	11,582,552	76.68%
Windsor II Fund	38,035,531	890,774	8,222,033	94.48%
Institutional Index Fund	40,739,215	869,743	8,622,050	92.40%
Explorer Fund	13,841,535	45,036	3,656,063	94.29%
International Growth Fund	22,330,938	394,983	6,366,850	94.37%
Lord Abbett Small Cap Value Fund	13,678,279	--	3,214,196	93.68%
Small Cap Index Fund	4,535,209	50,001	1,038,986	90.59%
Harbor International Fund	14,525,433	182,792	3,994,401	93.24%
Institutional Developed Markets Index Fund	5,003,451	54,400	1,046,262	93.01%
Oppenheimer Developing Markets	27,661,651	109,363	11,299,109	89.04%
Growth Fund of America	33,518,954	354,758	8,693,670	93.98%
COMMON COLLECTIVE TRUST
Managed Income Portfolio	35,048,118	567,559	567,559	93.73%
Adjustment from fair value to contract value	651,725	--	--	93.73%

Total Master Trust	$520,202,357	$11,281,536	$84,737,728	87.85%

(7)	FAIR VALUE MEASUREMENTS:

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The fair value hierarchy consists of three levels to classify the inputs used in valuations, as defined below:

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets at fair value. There have been no changes in the methodologies used between December 31, 2010 and 2009.

Mutual Funds -- valued at the net asset value of shares held by the Plan at year-end. The net asset value is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Common Stock -- valued at the closing price reported on the active market on which the individual securities are traded, and classified within Level 1 of the valuation hierarchy.

Common Collective Trusts -- valued using the net asset value provided by the administrator of the Fund. The net asset value is based on the value of the underlying assets owned by the Fund less its liabilities, and this difference is then divided by the number of units outstanding. The investment is classified within Level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are primarily based on observable inputs.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 and 2009 categorized using the classification system defined above.

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total
Mutual Funds	$434,230,086	$--	$--	$434,230,086
Common Stock	121,492,776	--	--	121,492,776
Common Collective Trusts	--	40,421,239	--	40,421,239

Total Master Trust Assets at fair value	$555,722,862	$40,421,239	$--	$596,144,101

	Assets at Fair Value as of December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual Funds	$382,001,798	$--	$--	$382,001,798
Common Stock	100,487,164	--	--	100,487,164
Common Collective Trusts	--	37,061,670	--	37,061,670

Total Master Trust Assets at fair value	$482,488,962	$37,061,670	$--	$519,550,632

(8)	Recently Issued Accounting Standards:

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans,” which requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest. In addition, it excludes participant loans from plan investments in the fair value reporting disclosure. The Plan adopted the guidance in 2010 and applied it retrospectively to the 2009 disclosure.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (Level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The Plan adopted the guidance for additional disclosure requirements in 2010, except for the gross presentation of the Level 3 roll forward information, which the Plan will adopt in 2011. Other than the additional disclosure requirements, this guidance will not have a material impact on the Plan’s financial statements.

(9)	Subsequent Events:

We have evaluated the effects of events that have occurred subsequent to December 31, 2010 through the date of this report, the day the financial statements were approved and authorized for issue. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

H. J. HEINZ COMPANY
EMPLOYEESRETIREMENT AND SAVINGS PLAN
EIN: 25 - 0542520 PLAN 009
SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
December 31, 2010

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor, or similar party	collateral, par or maturity value	(d) Cost	Value
*	Bank of New York Mellon	EB Temporary Investment Fund	$969,956	$969,956
*	Participant Loans	Participant Loans	--	3,580,403
		Interest Rates, 4.25% - 9.25% Maturity through 2026
*	Denotes a party-in-interest, for which a statutory exemption exists.

EXHIBIT INDEX
Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.
23.1. Consent of Independent Registered Public Accounting Firm
23.2. Consent of Independent Registered Public Accounting Firm